     EXHIBIT 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1            Name and Address of Company

Great Basin Gold Limited
138 West St, 4th Floor
PO Box 78182
Sandown, 2196, Sandton
2146

Item 2            Date of Material Change

December 12, 2008

Item 3            News Release

A News release was issued by Great Basin Gold Limited (“Great Basin” or the “Company”) on December 16, 2008.

Item 4            Summary of Material Change

Great Basin announced it has closed a Senior Secured Note financing led by Casimir Capital LP, issuing a total of 51,500 Units and raising gross proceeds of US$51,500,000.

Item 5            Full Description of Material Change

5.1                  Full Description of Material Change

Great Basin announced it has closed a Senior Secured Note financing led by Casimir Capital LP, issuing a total of 51,500 Units and raising gross proceeds of US$51,500,000.

Each Unit consists of a Senior Secured Notes (the "Notes") in the principal amount of US$1,000 and 350 share purchase warrants (“Warrants”). Each Warrant entitles the holder to purchase one common share (an “Underlying Common Share”) in the capital of the Company at a price of CDN$1.80 per share on or before December 12, 2011.

Each Note matures at 120% of principal on the earlier of December 12, 2011 and certain stated events including a change of control. The Notes will bear interest of 14% per annum with the first 24 months of interest to be prepaid. The Notes will be guaranteed on a joint and several basis by all the Company’s Nevada subsidiaries and secured by their assets. The Notes will also be repayable at the election of the holder on 30 days notice after November 12, 2010.

The proceeds of the financing will be used to acquire and refurbish the Esmeralda mine and mill, with $15 million of the proceeds to be used to fund the Burnstone project in South Africa while the Company is negotiating its project funding facility for that project.

The Company has also entered into an equity line agreement with an affiliate of Investec Limited. The Investec agreement provides that up to 4 million Great Basin Gold shares will be sold in tranches by the Company to Investec over the next 30 days at a 5% discount to average market and subject to a CDN$1.00 floor price and TSX approval. In connection with the Notes financing the Company will pay the agent, Casimir Capital LP, a 4% commission plus 721,000 Warrants and has also paid investor due diligence costs of 4% of proceeds.

The Notes and Warrants will be transferable, subject to compliance with United States and Canadian applicable securities laws. The Notes, Warrants, underlying common shares and equity line shares have not been and will not be registered under the US Securities Act of 1933, as amended (the "U.S. Securities Act"), or applicable state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, "U.S. persons" as such term is defined in Regulation S under the U.S. Securities Act, absent registration there under or in transactions exempt from such registration requirements. The Notes, Warrants, underlying shares and equity line shares are subject to a four month resale restriction in Canada.

5.2                  Disclosure for Restructuring Transactions

Not applicable.

Item 6            Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7            Omitted Information

Not applicable.

Item 8            Executive Officer

Ferdi Dippenaar
CEO and President
138 West St, 4th Floor
PO Box 78182
Sandown, 2196, Sandton
2146
Telephone: (888) 633-9332

Item 9            Date of Report

December 22, 2008